SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated February 9, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the six-month period (in ARS thousands)	12/31/2016	12/31/2015

Gain / Loss attributable to:
Company’s shareholders	479,139	379,239
Non-controlling interests	39,307	53,007

Equity Composition:
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock	69,381	69,381
Additional paid-in capital	444,226	444,226
Legal Reserve	39,078	39,078
Special Reserve	15,802	15,802
Futures Dividends Reserve	356,598	-
Changes in non controlling interest	(19,770)	(19,770)
Retained earnings	479,141	379,241
Non-controlling interest	242,550	233,217
Total Shareholders’ Equity	1,753,020	1,287,189

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050, divided into 126,014,050 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

Shareholders	Acciones	Participación
IRSA Inversiones y Representaciones Sociedad Anónima[1]	119,221,845	94.61%
Minority Shareholders	6,792,206	5.39%

Below are the highlights for the six-month period of Fiscal Year 2017 ended December 31, 2016:

  ●
Net gain for the six-month period of FY 2017 reached ARS 518.4 million compared to ARS 432.2 million in the same period of FY 2016.

  ●
The Company’s EBITDA reached ARS 1,318.3 million in the six-month period of 2017 while the EBITDA for the rental segment grew by 28.6% compared to the same period of 2016.

  ●
Our shopping centers’ sales grew by 19.9% in the six-month period of 2017 and the portfolio’s occupancy rate stood at 98.4%.

  ●
We maintained 100% occupancy in our portfolio of Premium Offices.

  ●
During November 2016, we paid a cash dividend of ARS 460 million, equivalent to ARS 0.3650 per ordinary share and ARS 14.6015 per ADR.

1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: February 9, 2017